Exhibit 99.1

Vision

To be a global steel company and one of the most profitable in the sector.

Mission

Gerdau is an organization focused on the steel business, seeking to satisfy customers’ needs and create shareholder value, committed to the fulfillment of people and to the sustainable development of society.

First half 2007 highlights

(Brazilian corporate law)

Gross Sales Revenue

• Consolidated gross sales revenue from January to June reached R$ 15.3 billion, a year on year growth of 13.7%. The breakdown of this value by region is as follows:

(in R$ million)	1H07	variation	participation
Brazil	6,851	11.4%	44.7%
North America	6,018	3.7%	39.3%
Latin America	1,752	59.3%	11.4%
Europe	706	64.6%	4.6%
TOTAL	15,327	13.7%	100.0%

• Gross sales revenue from the overseas units in addition to exports from Brazil, represented 64.1% of consolidated gross sales revenue for the first half.

Net Profit

• In the 1st half of 2007, consolidated net profit reached R$ 1.7 billion, 4.6% less than for the same period in 2006. Net margin was 13.1%. The breakdown of this result by region was as follows:

(in R$ million)	1H07	1H06	variation
Brazil (exclud. equity pick-up)	1,319	1,356	(2.7)%
North America	537	470	14.3%
Latin America	214	121	77.4%
Europe	64	46	39.3%
Subtotal	2,134	1,993	7.1%
Equity pick-up(1)	(409)	(185)	121.2%
TOTAL	1,725	1,808	(4.6)%

(1) - FX effect over investments abroad.

EBITDA

• Operating cash generation, represented by EBITDA, reached R$ 2.8 billion in the 1st half of 2007, an increase of 8.4% compared with the 1st half of 2006. The EBITDA margin was 21.2%.

Exports

• In the first six months of 2007, overseas shipments from Brazil amounted to 1.4 million metric tons, generating revenue of US$ 645.4 million.

Output

• Through June of this year, output of crude steel (slabs, blooms and billets) reached 8.3 million metric tons, 8.2% more than in the first half of 2006.

• Production of rolled products amounted to 7.0 million metric tons, a growth of 11.9% in the period.

Selected data	1H2007	1H2006	Variation
Output (1,000 t)
Crude Steel (slabs/blooms/billets)	8,351	7,721	8.2%
Rolled Products	7,034	6,288	11.9%

Sales volume (1.000 t)	8,192	7,433	10.2%

Gross sales revenue (R$ million)	15,327	13,481	13.7%
Net sales revenue (R$ million)	13,201	11,515	14.6%
EBITDA (R$ million)	2,802	2,584	8.4%
Net Profit (R$ million)	1,725	1,808	(4.6)%

Shareholders’ equity (R$ million)	13,965	11,612	20.3%
Total assets (R$ million)	27,703	24,845	11.5%

Gross margin	25.7%	27.6%
EBITDA margin	21.2%	22.4%
Net margin	13.1%	15.7%

Net Profit/Shareholders’ Equity(1)	24.4%	28.9%

Net debt/Net capitalization	21.0%	19.6%
Net debt/EBITDA(2)	0.7x	0.6x

(1) Last 12 months net profit over shareholders’ equity.

(2) EBITDA of last 12 months

Dividends

• 2nd quarter 2007.

• Payout date on August 29 2007.

• Base line date: date of record as of August 17 (ex-dividends on August 20).

• Metalúrgica Gerdau S.A. will pay R$ 90.2 million (R$ 0.49 per share).

• Gerdau S.A. will pay R$ 192.1 million (R$ 0.29 per share).

• Accumulated for the year

• Metalúrgica Gerdau S.A.: R$ 193.2 million, with a dividend yield (dividend per share/share price as at June 30) of 4.4%.

• Gerdau S.A.: R$ 417.4 million, with dividend yield (dividend per share/share price as at June 30) of 2.7%.

Acquisitions during the year

• Chaparral Steel Company – in the United States (to be concluded)

• July 10 2007

• Signature of agreement for the acquisition of the steel company for US$ 4.22 billion (US$ 86.00 per share).

• The company is the second largest producer of structural steel in North America and also a major producer of steel bars. It operates two mini mills located in Midlothian, Texas, and Dinwiddie County, Virginia. Chaparral has an annual installed capacity of 2.5 million metric tons of crude steel.

• The transaction is subject to company shareholder approval and other procedures inherent to the process of concluding the business as well as regulatory sanction, and should be finalized by the end of the year.

• D & R Steel, LLC – in the United States (to be concluded)

• July 2007 (through the Pacific Coast Steel joint venture)

• The company is located in Glendale, Arizona. It is a supplier of fabricated rebars with an installed capacity of about 30 thousand metric tons per year.

• Trefilados de Urbina, S.A.-Trefusa – in Spain (to be concluded)

• July 26 2007 (through Sidenor Industrial, in which Gerdau has 40% stake).

• Trefusa is a producer of special cold drawn steels, located in Vitoria. The transaction should be finalized in October.

• SJK Steel Plant Limited – in India (to be concluded)

• June 22 2007.

• Joint venture with the Kalyani Group for operating a steel mill in Tadipatri, in the south of the state of Andhra Pradesh in India. Gerdau and the Kalyani Group will each have a stake of approximately 45% in the company’s capital stock. Other investors will hold the remaining 10%.

• SJK Steel Plant is a mini mill with an estimated installed capacity of 275 thousand metric tons of liquid steel per year. It operates a blast furnace, melt shop with two converters, a ladle furnace and a continuous caster plant for the production of pig iron. The industrial plant has an infrastructure to expand its installed capacity to 1.6 million metric tons of crude steel per year.

• SIZUCA – Siderúrgica Zuliana – in Venezuela

• June 18 2007

• A concrete reinforcing bars mini-mill with an annual installed capacity of 300 thousand metric tons of crude steel and 200 thousand metric tons of rolled steel.

• Valley Placers, Inc. (VPI) – in the United States

• June 13 2007 (through the Pacific Coast Steel joint venture).

• The company is specialized in the delivery and assembly of steel products. It also operates a fabricated rebars unit and a construction products distribution center.

• Industrias Nacionales (INCA) – in the Dominican Republic

• May 25 2007.

• Strategic alliance, with a shareholding stake, for developing businesses in the steel sector in the Dominican Republic and in the Caribbean region.

• INCA is a long steel rolling mill company and a manufacturer of value added steel products. It also imports flat and long steels as well as being a producer of pipes and PVC connections. The annual sales of steel products totaled approximately 400 thousand metric tons.

• Siderúrgica Tultitlán – in Mexico

• March 28 2007.

• Mini mill situated in the metropolitan area of Mexico City and a producer of concrete reinforcing bars and shapes and profiles with an installed capacity of 350 thousand metric tons of crude steel and 330 thousand metric tons of rolled products. With an investment plan in progress, production capacity will increase to 500 thousand metric tons of steel and 430 thousand metric tons of rolled products before the end of 2007.

Electricity energy generation concession

• On March 06, 2007, ANEEL (the Brazilian Electricity Energy Regulator) has transferred to Gerdau the concession to generate electricity at the Caçu and Barra dos Coqueiros hydroelectric complex, made up of two hydroelectric plants to be built on the Claro River between the municipalities of Caçu and Cachoeira Alta, in the southeast region of the state of Goiás.

• The complex will have an installed capacity of 155 MW (Caçu with 65 MW and Barra dos Coqueiros, 90 MW) and construction should be completed by early 2010.

Sarbanes-Oxley (SOX) Certification

• On April 20, 2007, PriceWaterhouseCoopers Auditores Independentes issued full internal controls structure compliance certification as required under Section 404 of the Sarbanes-Oxley (SOX) act with respect to the processes material to the Company’s fiscal year 2006 financial statements.

• The conclusion of this work and the certification ratify Gerdau’s commitment to high standards of ethics and corporate governance practice and the ongoing concern to ensure the highest standards of controls on processes, transparency and the creation of shareholder value.

Gerdau is now Investment Grade

• On January 23, 2007, Fitch Ratings upgraded its risk rating for Gerdau to Investment Grade for long term domestic and foreign currency corporate credit.

• On June 04 2007, it was Standard & Poor’s turn to attribute an Investment Grade rating for corporate credit with a stable outlook.

• This risk classification will certainly contribute to the Company’s ability to fund itself at a lower cost and enhance its image in the capital markets.

• Following the agreement to acquire the Chaparral Steel Company in the United States, the rating agencies have placed Gerdau’s risk classification on watch until they have full information on the structure of financing to be used and its impact on the consolidated balance sheet.

Gerdau Ameristeel signs agreements with labor union

• This year, Gerdau Ameristeel reached an agreement on new labor contracts with the United Steelworkers – USW at various of its North American industrial units:

• In March, the company signed agreements for the units in Beaumont, Texas; St. Paul, Minnesota; and Wilton, Iowa. The new contracts will be effective until March, July and September 2010, respectively.

• In early April, a further contract was signed for the Whitby unit in Canada, the contract for which will be effective until February 2010.

• On May 25, a new agreement was signed for the Manitoba unit in Canada. The new contract will be effective through May 2012.

• On July, a new contract was signed for the Joliet unit in Illinois. The contract will be effective until July 2011.

• Negotiations with the labor union are continuing at the Calvert City, Kentucky, and Sand Springs, Oklahoma units.

Gerdau commemorates 60 years as a participant in the capital markets

• In 1947, when the Brazilian capital markets were still in their infancy, Gerdau took its first steps as a public held company with its shares traded on the Brazilian and overseas stock exchanges, so identifying a major opportunity through this vehicle for financing its growth.

• In that same year, the Company also began the payment of dividends on an uninterrupted basis to its shareholders.

• Its shares are currently traded on the São Paulo, New York, Madrid and Toronto stock exchanges.

•  Shareholder confidence since that time has allowed Gerdau to expand its businesses into thirteen countries, reach annual sales revenue of about US$ 15 billion and increasingly consolidate its position as a global company.

Second Quarter 2007 Performance
(Brazilian corporate law)

Output and Sales

•      In the 2nd quarter of 2007, Gerdau consolidated three new companies: Siderúrgica Tultitlán in Mexico, Industrias Nacionales (INCA) in the Dominican Republic and SIZUCA – Siderúrgica Zuliana in Venezuela. The first two were consolidated for the full three months and the last one consolidated in the month of June alone.

•      The Gerdau companies total crude steel output amounted to 4.3 million metric tons in the quarter, 8.3% higher than the volume reached in the 1st quarter. The Brazilian units contributed 44.5% to volume for the period, the North American operations (with the exception of Mexico), 41.5%, the Latin American operations (excluding Brazil) with 11.3% and the European businesses with the remaining 2.7%.

Output (1,000 metric tons)	2Q07	1Q07	Variation 2Q07/1Q07	1H07	1H06	Variation 1H07/1H06
Crude Steel (slabs/ blooms/billets)
Brazil	1,932	1,764	9.6%	3,696	3,605	2.5%
North America	1,803	1,758	2.6%	3,561	3,461	2.9%
Latin America	491	371	32.4%	862	489	76.1%
Europe	115	117	(1.9)%	232	166	39.9%
Total	4,341	4,010	8.3%	8,351	7,721	8.2%

Rolled Products
Brazil	1,236	1,106	11.7%	2,342	2,283	2.6%
North America	1,756	1,761	(0.3)%	3,517	3,274	7.4%
Latin America	534	420	27.2%	954	588	62.3%
Europe	110	111	(0.6)%	221	143	53.9%
Total	3,636	3,398	7.0%	7,034	6,288	11.9%

•      Output of rolled products reached 3.6 million metric tons, a 7.0% increase in volume over the first quarter 2007.

•      Second quarter 2007 consolidated sales totaled 4.1 million metric tons, the same levels as for the 1st quarter. Overseas operations contributed 60.2% of this volume and the Brazilian units, the remaining 39.8%.

Consolidated Shipments(1) (1,000 metric tons)	2Q07	1Q07	Variation 2Q07/1Q07	1H07	1H06	Variation 1H07/1H06
Brazil
Domestic market	1,083	995	8.8%	2,078	1,953	6.4%
Exports	547	596	(8.2)%	1,143	1,130	1.1%
Total	1,630	1,591	2.4%	3,221	3,083	4.5%

Abroad
North America	1,759	1,933	(9.0)%	3,692	3,520	4.9%
Latin America	603	455	32.2%	1,058	681	55.2%
Europe	108	113	(4.0)%	221	149	48.2%
Total	2,470	2,501	(1.3)%	4,971	4,350	14.3%
Consolidated Total	4,100	4,092	0.2%	8,192	7,433	10.2%

(1)            Excluding shipments to subsidiaries.

•      In Brazil, the improved demand during the 2nd quarter, both from the civil construction and also the industrial segments, was responsible for a growth of 8.8% in sales to Brazilian-based consumers as compared with the 1st quarter of 2007.

•      The Company’s Brazilian exports, including shipments to subsidiaries, amounted to 655.5 thousand metric tons in the quarter, generating revenues of US$ 322.9 million.

•      In the United States and Canada, the anticipation of purchases in the first months of 2007 ahead of price increases announced to take effect for the following months, provoked a quarter on quarter reduction of 9.0% in sales volume.

•      Gerdau’s units, eight of them in different countries in Latin America, posted total sales of 602.3 thousand metric tons in the 2nd quarter, 32.2% more than for the 1st quarter. This growth was due in large part to the consolidation of the operations in Mexico, Venezuela and the Dominican Republic.

Consolidated Shipments(1)
(1,000 metric tons)

(1)            Excluding shipments to subsidiaries

•      European sales units totaled 108.3 thousand metric tons in the 2nd quarter, 4.0% less than in the  1st quarter of 2007.

Results

•      Consolidated net revenue reached R$ 6.7 billion in the 2nd quarter 2007, a quarter on quarter increase of 3.5%. The results reported for the period reflect more robust demand for the Company’s products in Brazil and an improvement in international market prices.

Net Sales Revenue			Variation			Variation
(R$ million)	2Q07	1Q07	2Q07/1Q07	1H07	1H06	1H07/1H06
Brazil	2,727	2,523	8.1%	5,250	4,646	13.0%
North America	2,748	2,937	(6.4)%	5,686	5,472	3.9%
Latin America	895	682	31.3%	1,576	980	60.8%
Europe	344	345	(0.5)%	689	417	65.1%
Total	6,714	6,487	3.5%	13,201	11,515	14.6%

•      While on the one hand, prices contributed to an

increase in net sales revenue for the quarter, on the other hand, the increase in costs of some raw materials inhibited a more significant growth in operating margins. The gross margin rose from 25.3% in the 1st quarter to 26.1% in the 2nd quarter of 2007. Gross profit for the period was R$ 1.8 billion in the period, 6.9% higher than for the first three months of the year.

•

Selling, general and administrative expenses registered a 10.7% increase in the 2nd quarter in relation to the preceding quarter, amounting to R$ 585.3 million. This increase in expenses is mainly the result of the consolidation of new companies and the booking of PIS/COFINS taxes on Interest on Capital Stock, paid out in the 2nd quarter.

Gross Margin

(%)

•	EBITDA reached R$ 1.4 billion in the period from April to June, 4.1% more than the value reported in the first three months of 2007. EBITDA margin held stable at 21.3% in the 2nd quarter.

EBITDA			Variation			Variation
(R$ million)	2Q07	1Q07	2Q07/1Q07	1H07	1H06	1H07/1H06
Brazil	716	669	7.0%	1,385	1,411	(1.9)%
North America	489	515	(5.0)%	1,004	883	13.8%
Latin America	159	125	28.0%	284	219	29.4%
Europe	65	64	0.7%	129	71	81.3%
Total	1,429	1,373	4.1%	2,802	2,584	8.4%

Note: EBITDA of companies abroad is influenced by FX variations in the period.

EBITDA Composition			Variation			Variation
(R$ million)	2Q07	1Q07	2Q07/1Q07	1H07	1H06	1H07/1H06
Gross profit	1,753	1,640	6.9%	3,393	3,184	6.6%
Selling expenses	(150)	(133)	12.5%	(283)	(258)	9.9%
General/Administ. expenses	(435)	(395)	10.1%	(830)	(834)	(0.5)%
Depreciation & amortization	261	261	0.2%	522	492	6.0%
EBITDA	1,429	1,373	4.1%	2,802	2,584	8.4%

•

In the 2nd quarter of 2007, net financial revenue (financial income less financial expenses) was R$ 195.9 million. Excluding revenue arising mainly from the foreign exchange translation effect on debt denominated in foreign currency (R$ 241.6 million) and monetary restatement (R$ 1.3 million), net financial revenue amounted to R$ 47.0 million in the quarter.

•	The foreign exchange translation effect on overseas investments produced a negative equity pick-up of R$ 225.2 million in the 2nd quarter of 2007.

•	Second quarter consolidated net profit reached R$ 856.4 million, 1.5% less than the result reported for the 1st quarter, and equivalent to a net margin of 12.8%.

Net Profit			Variation			Variation
(R$ million)	2Q07	1Q07	2Q07/1Q07	1H07	1H06	1H07/1H06
Brazil (exclud. equity pick-up)	652	667	(2.2)%	1.319	1,356	(2.7)%
North America	260	277	(6.2)%	537	470	14.3%
Latin America	136	78	74.7%	214	121	77.4%
Europe	33	31	4.8%	64	46	39.3%
Subtotal	1,081	1,053	2.7%	2,134	1,993	7.1%
Equity pick-up	(225)	(184)	22.2%	(409)	(185)	121.2%
TOTAL	856	869	(1,5)%	1,725	1,808	(4.6)%

Investments

•

The investments in fixed assets amounted to US$ 327.2 million in the 2nd quarter 2007, largely allocated to the expansion in installed production capacity of Gerdau Açominas in Ouro Branco (Minas Gerais State).

•

Gerdau continued its expansion plan via acquisitions. In the 2nd quarter the acquisitions of companies in the Dominican Republic, Venezuela and the United States were concluded at a total investment of US$ 144.5 million.

Investments
(US$ million)	2Q07	1Q07	1H07
Brazil	213.6	269.7	483.3
Abroad	113.6	112.2	225.8
North America	30.7	54.0	84.7
Latin America	77.7	23.2	100.9
Europe	5.2	35.0	40.2
Total in fixed assets	327.2	381.9	709.1
Concluded acquisitions
North America	10.0	—	10.0
Latin America	134.5	259.0	393.5
Total in acquisitions	144.5	259.0	403.5
Total	471.7	640.9	1,112.6

•

At the end of June and throughout July, investments in acquisitions continued apace with the establishment of a joint venture with the Kalyani Group in India; through the signature of an agreement to acquire Chaparral Steel Company and D & R Steel, LLC in the United States; and Trefilados de Urbina S.A.-Trefusa in Spain.

Indebtedness

•

Net debt (loans and financing, plus debentures, less cash and cash equivalents), as at June 30 2007, amounted to R$ 3.7 billion. This amount is 7.7% higher than at March 31, due principally to the running down of financial investments in payment of acquisitions concluded during the period.

•	If only gross debt is taken into account (loans and financing, plus debentures), 22.5% was short term (R$ 1.9 billion) and 77.5%, long term (R$ 6.7 billion).

•	On June 30, gross debt was made up of 32.5% in Reais, 43.4% in foreign currency contracted by the Brazilian operations and 24.1% in different currencies contracted by overseas subsidiaries.

•	On June 30, cash and cash equivalents totaled R$ 5.0 billion, of which R$ 2.4 billion (48.5%) was in foreign currency, in large part US dollars.

Indebtedness
(R$ million)	06.30.2007	03.31.2007	06.30.2006
Short term
Domestic Currency (Brazil)	828	536	444
Foreign Currency (Brazil)	492	490	629
Companies Abroad	623	651	1,281
Total	1,943	1,677	2,354
Long Term
Domestic Currency (Brazil)	1,988	2,014	1,511
Foreign Currency (Brazil)	3,265	3,638	3,275
Companies Abroad	1,458	1,346	1,521
Total	6,711	6,998	6,307
Gross Debt	8,654	8,675	8,661
Cash & Cash Equivalents	4,954	5,238	5,890
Net Debt	3,700	3,437	2,771

•      On June 30, the long term debt maturity profile, including debentures, was as follows:

Year	R$million
2008	1,031
2009	960
2010	761
2011	1,363
2012 and after	2,596
Total	6,711

•      At the end of June, the leading debt indicators for the Gerdau companies were as follows:

Indicadores	06.30.2007		03.31.2007		06.30.2006
Net debt / Total net capitalization	21.0%		20.3%		19.6%
Gross Debt / EBITDA(1)	1.6	x	1.6	x	1.8	x
Net Debt / EBITDA(1)	0.7	x	0.6	x	0.6	x

(1) – Last 12 months

GERDAU S.A. - Consolidated
BALANCE SHEET

Corporate Law - R$ thousand	Jun. 2007	Mar. 2007	Jun. 2006
TOTAL ASSETS	27,702,889	27,295,340	24,845,189
Current assets	13,507,105	13,557,763	13,309,740
Cash and cash & equivalents	770,423	649,403	1,328,115
Trade accounts receivable	2,876,255	2,865,127	2,644,257
Short-term investments	4,183,181	4,588,848	330,227
Taxes recoverable	463,934	426,196	4,502,449
Inventories	4,781,501	4,557,428	4,073,013
Deferred income tax & other	431,811	470,761	431,679
Non-current Assets	14,195,784	13,737,577	11,535,449
Long-term receivables	1,352,842	1,317,112	1,267,760
Deferred income tax and Other	1,352,842	1,317,112	1,267,760
Permanent assets	12,842,942	12,420,465	10,267,689
Investments	32,317	32,911	20,891
Fixed assets	12,046,571	11,716,051	9,839,332
Intangible	703,662	609,667	335,041
Deferred	60,392	61,836	72,425

Corporate Law - R$ thousand	Jun. 2007	Mar. 2007	Jun. 2006
TOTAL LIABILITIES	27,702,889	27,295,340	24,845,189
Current liabilities	5,527,390	5,258,179	5,507,658
Loans and Financing	1,942,125	1,675,440	2,129,656
Debentures	1,074	1,249	224,443
Trade accounts payable	2,112,989	2,240,696	1,970,740
Taxes payable	426,741	489,224	340,105
Deferred income tax & other	1,044,461	851,570	842,714
Non-current liabilities	8,210,956	8,553,964	7,725,726
Loans and Financing	5,889,617	6,207,778	5,511,051
Debentures	821,114	790,376	795,585
Deferred income tax & other	1,500,225	1,555,810	1,419,090
Minority Shareholders	2,878,441	2,828,434	2,326,706
Shareholders’ equity	11,086,102	10,654,763	9,285,099
Capital stock	7,810,453	7,810,453	7,810,453
Capital reserves	376,936	376,873	376,873
Profit reserves	1,778,241	1,777,707	41,029
Retained earnings	1,120,472	689,730	1,056,744

GERDAU S.A. - Consolidated
FINANCIAL STATEMENT

Corporate Law - R$ thousand	2Q2007	1Q2007	2Q2006	1S2007	1S2006
GROSS SALES REVENUE	7,820,352	7,507,101	6,864,110	15,327,453	13,481,057
Deductions of gross revenue	(1,106,369)	(1,020,114)	(962,842)	(2,126,483)	(1,965,801)
Net sales revenue	6,713,983	6,486,987	5,901,268	13,200,970	11,515,256
Cost of sales	(4,961,102)	(4,846,546)	(4,196,304)	(9,807,648)	(8,331,618)
Gross profit	1,752,880	1,640,441	1,704,964	3,393,322	3,183,638
Selling expenses	(149,843)	(133,241)	(132,749)	(283,084)	(257,536)
General and administrative expenses	(435,424)	(395,402)	(397,607)	(830,826)	(834,564)
Financial income	153,672	243,825	186,135	397,497	484,943
Financial expenses	42,277	(30,631)	(204,098)	11,646	(128,498)
Other operating income (expenses), net	9,347	5,591	23,168	14,938	83,714
Equity pick-up	(225,178)	(184,278)	12,130	(409,456)	(185,098)
Operating profit	1,147,732	1,146,305	1,191,943	2,294,037	2,346,599
Non-operating income (expenses), net	(3,813)	(1,747)	14,814	(5,560)	26,660
Profit before taxes/participation	1,143,919	1,144,558	1,206,757	2,288,477	2,373,259
Provision for income tax	(242,008)	(256,894)	(231,380)	(498,902)	(489,748)
Deferred income tax	(41,801)	(14,184)	6,452	(55,985)	(64,076)
Statutory participation	(3,684)	(4,107)	(5,891)	(7,791)	(11,041)
Net Income	856,426	869,373	975,938	1,725,799	1,808,394
Controlling Shareholders	656,013	689,730	796,177	1,345,743	1,476,192
Minority Shareholders	200,413	179,643	179,761	380,056	332,202

GERDAU S.A. - Consolidated
CASH FLOW

Corporate Law - R$ thousand	2Q2007	1Q2007	2Q2006	1S2007	1S2006
NET INCOME	856,426	869,373	975,938	1,725,799	1,808,394
Equity pick up	225,177	184,279	(12,130)	409,456	185,098
Provision for credit risk	3,282	3,710	4,944	6,992	12,803
Gain/Loss in fixed asset disposal	16,854	3,034	(10,925)	19,888	(22,404)
Gain/Loss in disposal/incorporation of investment	6	(75)	(3,571)	(69)	(3,715)
Intangible amortization	721	812	—	1,533	—
Monetary and exchange rate variation (1)	(220,164)	(174,914)	(3,968)	(395,078)	(241,178)
Depreciation and amortization	261,413	260,989	240,425	522,402	492,648
Income tax	61,711	44,214	12,746	105,925	116,480
Interest paid	159,653	151,022	205,282	310,675	361,657
Contingencies/legal deposits	(4,405)	67,393	(11,605)	62,988	10,845
Changes in trade account receivable	(116,943)	(425,659)	(192,221)	(542,602)	(526,660)
Changes in inventories	(268,736)	9,283	(164,377)	(259,453)	147,889
Changes in trade accounts payable	(74,678)	253,034	244,007	178,356	182,288
Other accounts in operating activities	59,101	26,147	(116,300)	85,248	(176,015)
Net cash provided by operating activities	959,418	1,272,642	1,168,245	2,232,060	2,348,130
Fixed assets acquisitons/ disposals	(642,088)	(684,846)	(576,308)	(1,326,934)	(1,074,340)
Intangible changes	3,853	(2,123)	—	1,730	—
Deferred changes	383	(2,712)	(1,797)	(2,329)	(5,140)
Investments acquisitions/ disposals	(260,758)	(562,915)	(419,706)	(823,673)	(855,672)
Cash (applied to) investing activities	(898,610)	(1,252,596)	(997,811)	(2,151,206)	(1,935,152)
Fixed assets suppliers	25,351	(20,214)	19,815	5,137	14,199
Debentures	3,474	9,260	(90,224)	12,734	(130,270)
Proceeds from fixed assets financing	942,155	462,088	361,346	1,404,243	1,442,843
Payments of fixed assets financing	(779,881)	(637,444)	157,670	(1,417,325)	(613,928)
Interest paid for financing	(152,743)	(155,745)	(120,192)	(308,488)	(250,857)
Intercompanies loans	(115,868)	8,329	(41,901)	(107,539)	(39,520)
Capital increase/Treasury stock	359	2,379	(7,951)	2,738	9,538
Dividend/ interest & statutory particip, payment	(264,330)	(364,060)	(230,578)	(628,390)	(612,721)
Proceeds from sales of consolidated investment funds	(78,582)	—	—	(78,582)	—
Accounts payable for the acquisition of companies	169,780	—	—	169,780	—
Cash provided by (applied to) financing activities	(250,285)	(695,407)	47,985	(945,692)	(180,716)
Net change in cash	(189,477)	(675,361)	218,419	(864,838)	232,262
Cash balance
At the beginning of the period	5,238,251	5,966,823	5,480,028	5,966,823	5,464,694
Effect of exchange rate changes on cash	(118,361)	(85,388)	9,267	(203,749)	(156,325)
Opening balance of incorporated companies for the year	23,191	32,177	122,850	55,368	289,933
At the end of the period	4,953,604	5,238,251	5,830,564	4,953,604	5,830,564
Cash composition
Short-term investments	4,183,181	4,588,848	4,502,449	4,183,181	4,502,449
Cash & cash equivalents	770,423	649,403	1,328,115	770,423	1,328,115

(1)    Includes gain/loss on derivative instruments

Metalúrgica Gerdau S.A.

•      Second quarter 2007 dividends

•      Payment on August 29 2007 based on date of record as at August 17 (ex-dividends on August 20).

•      Shareholders will be paid R$ 90.2 million (R$ 0.49 per share).

•      Accumulated for the year: R$ 193.2 million, a dividend yield (dividends per share for the last four quarters/preferred share prices as at June 30) of 4.4%.

Period	Dividends	Per share	Quantity of Shares	Payment date
	(R$million)	(R$)	(million)
1st quarter	103.0	0.56	184.0	05/24/07
2nd quarter	90.2	0.49	184.0	08/29/07
Total	193.2	1.05	184.0	—

•      Share liquidity

•      Turn-over in Metalúrgica Gerdau S.A.’s (GOAU) shares was R$ 2.8 billion on the São Paulo Stock Exchange during the 1st  half of 2007, 25.5% up on the same period in 2006.

•      The 1st half average daily financial trading volume in preferred shares was R$ 22.0 million.

•      During the period, 76,018 trades were transacted in the Company’s shares, 17.7% more than in the 1st half of 2006.

•      The quantity of shares traded reached 39.0 million in the 1st half of 2007 against 36.1 million for the same period in 2006 (+8.2%).

•      In the 1st half of 2007, the preferred shares appreciated 55.2% against 22.3% for the Ibovespa (Bovespa Stock Index).

•      Metalurgica Gerdau S.A.’s second quarter 2007 net profit was R$ 299.2 million, equivalent to R$ 1.63 per share. This profit was largely generated from the equity pick-up on investments in subsidiary/affiliate companies and was 6.2% down on the 1st quarter of 2007. Net profit for the accumulated first half period was R$ 618.4 million, 9.8% less than the equivalent period in 2006.

•      On June 30 2007, the Company’s shareholders’ equity was R$ 5.3 billion, equivalent to a net worth of R$ 28.63 per share.

Gerdau S.A.

•      Second quarter 2007 dividends

•      Payment on August 29 2007 based on date of record as at August 17 (ex-dividends on August 20).

•      Shareholders will be paid R$ 192.1 million (R$ 0.29 per share).

•      Accumulated for the year: R$ 417.4 million, a dividend yield (dividends per shares for the last four quarters/preferred share prices as at June 30) of 2.7%.

Period	Dividends	Per share	Number of Shares	Payment date
	(R$million)	(R$)	(million)
1st quarter	225.3	0.34	662.6	05/24/07
2nd quarter	192.1	0.29	662.6	08/29/07
Total	417.4	0.63	662.6	—

•                  Share liquidity

•                  São Paulo Stock Exchange

                        Turnover in Gerdau S.A.(GGBR) shares was R$ 8.2 billion during the 1st half of 2007, 26.7% up on the same period 2006.

                        The average daily financial trading volume in preferred shares was R$ 58.6 million.

                        During the period to the end of June 2007, 389,343 trades were transacted in the company’s shares, 29.3% more than the first six months of 2006.

                        The quantity of shares traded reached 240.4 million in the 1st half of 2007, 27.5% up on the same period 2006.

                        In the 1st half 2007, the preferred shares appreciated 44.2% against 22.3% for the Ibovespa (Bovespa Stock Index).

•                  New York Stock Exchange (NYSE)

                        Turnover in Gerdau S.A. ADRs (GGB) was US$ 4.5 billion during the 1st half of 2007, 26.1% up on the same period in 2006.

                        The average daily financial trading volume in ADRs was US$ 36.3 million against US$ 28.5 million in the 1st half 2006.

                        For the first six months to the end of June 2007, 232.5 million securities were traded (203.1 million in the same period 2006).

                        In the 1st half 2007, the ADRs appreciated 60.8% against 7.6% for the Dow Jones Industrial Average.

•                  Madrid Stock Exchange (Latibex)

                        During the first six months of 2007, Gerdau S.A. (XGGB) saw a turnover of 794.2 thousand in its preferred shares. Financial trading turnover was approximately € 11.6 million in the period.

•              From July 2006 to June 2007, evolution in preferred shares on the Bovespa and the NYSE was as follows:

•      In the 2nd quarter 2007, Gerdau S.A. posted a net profit of R$ 656.0 million, equivalent to R$ 0.99 per share. This profit was largely generated from the equity pick-up on investments in subsidiary/affiliate companies and was 4.9% down on the 1st quarter 2007. Accumulated first half 2007 net profit reached R$ 1.3 billion, 8.8% less than for the same period in 2006.

•      On June 30 2007, the Company’s shareholders’ equity was R$ 11.1 billion, equivalent to a net worth of R$ 16.73 per share.

Gerdau Ameristeel Corporation

•      On September 7, the Company’s shareholders will be paid dividends with respect to 2nd quarter 2007 results at US$ 0.02 per share based on a date of record as at August 22.

•      Share liquidity

•                  Toronto Stock Exchange

                        Turnover in Gerdau Ameristeel (GNA.TO) shares was Cnd$ 645.9 million in the first six months of 2007. The Stock Exchange traded 46.3 million of company securities during the period.

                        The average daily financial trading volume was Cnd$ 5.1 million.

•                  New York Stock Exchange (NYSE)

                        Turnover in Gerdau Ameristeel (GNA) shares amounted to US$ 935.5 million in the 1st half of 2007, 78.2% more than the same period for 2006.

                        The average daily financial trading volume was US$ 7.5 million up to June 2007.

                        During the period, 74.3 million of company securities were transacted.

                        In the first half of 2007, the shares appreciated 62.9% against 7.6% for the Dow Jones Industrial Average.

•      From July 2006 to June 2007, evolution in the shares on the Toronto Stock Exchange and the New York Stock Exchange was as follows:

•      Results

•      Net sales revenue adjusted to Brazilian GAAP was R$ 2.7 billion in the 2nd quarter 2007 against R$ 2.9 billion in the 1st quarter.

•      EBITDA reached R$ 489.4 million in the quarter equivalent to an EBITDA 17.8% margin.

•      Net profit reached R$ 260.1 million in the 2nd quarter against R$ 277.3 million in the 1st quarter 2007.

THE MANAGEMENT

This press release may contain statements, which constitute forward-looking statements. Such forward-looking statements are dependent on estimates, data or methods that may be incorrect or imprecise and may be incapable of being realized. These estimates are also subject to risks, uncertainties and suppositions that include, among others: the overall economic, political and commercial environment in Brazil and in the markets where we are present in addition to current and future government regulations. Prospective investors are cautioned that none of these forward-looking statements are guarantees of future performance since they involve risks and uncertainties. The Company does not accept, and specifically disclaims, any liability to update any forward-looking statements, which relate to the date they were made only.